FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 333-78481

Creo Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

To Our Shareholders

The 2003 fiscal first quarter was Creo's third sequential quarter of revenue growth. Creo reported revenue of $142.8 million for the first quarter, an increase of 3 percent from $138.4 million in the fourth quarter of fiscal 2002. Compared to the first quarter of 2002, revenue was up 2 percent from $139.5 million. This quarter we saw improved performance in Europe and Asia and continued strength in our OEM business. On a consolidated basis we reported improvements in both product and consumables revenue with a small reduction in service revenue.

Our adjusted earnings were $2.4 million or $0.05 per share (diluted) compared to $2.8 million or $0.06 per share (diluted) in the previous quarter and improved by $4.7 million over the adjusted loss of $2.3 million or $0.05 per share reported in the 2002 first quarter. Under Canadian GAAP, we recorded net income of $1.5 million or $0.03 per share (diluted) this quarter. Our adjusted results for the 2003 first quarter exclude business integration costs, intangible asset amortization, and equity loss on investment.

In our continuing commitment to improving the financial information we provide to our shareholders, in fiscal 2003 we will begin segmenting our financial results each quarter into four economic regions: the Americas; EMEA, which is Europe and the Middle East & Africa; Asia, including Japan; as well as a total of our OEM businesses, other sales, and corporate operations.

Revenue in the Americas economic region was $56.1 million this quarter or 39 percent of total revenue. During the first quarter, sales in our EMEA region began rivaling those in the Americas and contributed 35 percent of total revenue or $49.6 million. The market opportunity in Europe is significant for Creo, approximately one and half times the size of the U.S. and its importance is reflected in EMEA's increasing contribution to Creo's revenues. Revenue in our Asia-Pacific region was $17.0 million or almost 12 percent of total revenue. The OEM and Other segment generated 14 percent of total revenue or $20.1 million this quarter. OEM revenue from the ScenicSoft, Inc. business, which was acquired midway through the first quarter, is included in this segment.

Financial Highlights

  Gross margins remained constant at 44.2 percent this quarter compared to the previous quarter and improved by 280 basis points from 41.4 percent in the 2002 first quarter.

  Net operating expenses excluding other income were $61.5 million during the 2003 first quarter, compared to $59.7 million in the previous quarter and $61.4 million in the 2002 first quarter. This quarter marks the first quarter of integration of the operations of ScenicSoft.

  Cash from operations was $7.2 million this quarter compared to $14.4 million the previous quarter and $3.0 million in the 2002 first quarter. Free cash flow, defined as cash from operations less net capital expenditures, was $2.7 million this quarter.

  Cash and cash equivalents were $69.9 million this quarter, reflecting $4.7 million paid as part of the ScenicSoft acquisition, compared to $70.7 million last quarter and $57.6 million in the 2002 first quarter.

The fiscal first quarter opened with Graph Expo in Chicago - a strong tradeshow for Creo. Among other new products, we demonstrated two new proofing product lines - the Veris™ and Integris™ systems. The Integris, a 4- and 8-page high quality, imposition proofer, is now in production and shipments are accelerating this quarter. For Veris, our contract quality inkjet proofer, we have had excellent feedback from our beta customers in North America, and are now extending that beta program to Europe. The Veris proofer is an important product for Creo as it confirms our status as the leading vendor of contract-quality inkjet proofers.

In the quarter we made significant inroads in the newspaper market and are enjoying strong sales worldwide having come from a standing start less than two years ago. In November 2002, we signed a contract with NEC Engineering Ltd. for the development and distribution of computer-to-plate (CTP) systems for the Japanese newspaper market and have already installed the first system. To date we have sold 107 devices around the world.

In the fall of 2001 we anticipated and responded to the growing market of small and mid-size printers with our thermal plate consumables strategy. A growing portion of our sales to commercial printers in the U.S. were bundled with thermal plate consumables contracts. This success, together with the strong uptake of third-party leasing has been the key for our penetration of the mid-size and small printer market over the last year. We have also seen steady increases in both consumables bundling and third-party leasing in Europe, although the program there is in a much earlier stage.

The integration of the production planning software product line, acquired from ScenicSoft in October, has gone very smoothly. This range of products fits neatly into our Networked Graphic Production™ world, and we already see value in the tighter integration with our other products.

And lastly, Creo is approaching a considerable milestone - over 5,000 Creo CTP devices installed around the world - more than one-third of the total CTP systems installed. We expect to install the 5,000th Creo CTP device by early in the next quarter. Creo's commanding market share lead brings with it some significant benefits:

  Our CTP devices and our customers form the largest and most influential market for CTP plates - ensuring that our customers will always have the best choice of supplies.

  We have the most knowledgeable and experienced sales, technical support and training teams.

  And we have the best infrastructure for support and service anywhere in the world.

We believe that the success of our customers will continue to drive the adoption of digital technology and that competitive forces to become completely digital are increasing. Successful printers in the next decade will be those that can take the best advantage of the tools needed to drive down costs, reduce labor, improve turn around time, increase quality and create differentiation for their services and printed products. Everything that Creo does is focused on making the success of our customers a reality.

We would like to thank the Creo investors for their continued support, our employees for their dedication and innovation, and our loyal customers for partnering with us in creating mutual success.

Management's Discussion and Analysis

All financial figures in United States ("U.S.") dollars unless noted otherwise.

The following discussion and analysis covers the interim consolidated financial statements of Creo Inc. ("Creo" or the "Company"), for the three-month period ended December 31, 2002 and should be read in conjunction with the Management Discussion and Analysis section on pages 17-27 in the Company's 2002 Annual Report.

Overview

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial and publication printers, packaging converters, prepress tradeshops, newspaper printers and for creative professionals. Major products include computer-to-film and computer-to-plate devices; workflow management software; color and copydot scanning systems; professional digital camera backs; and inkjet and halftone digital proofers. Creo is also an original equipment manufacture ("OEM") supplier of on-press imaging technology and color servers for high-speed, print-on-demand digital printers. Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

We segment our financial results into the following economic regions: the Americas; Europe; Asia-Pacific; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 750 people. There are 11 Creo subsidiaries in our European region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the European region employs a team of approximately 600. The European region also includes financial results from the Middle East and Africa ("EMEA"). Our Asia-Pacific segment is based in Hong Kong and Tokyo, where 350 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. Our OEM and Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel, other sales and corporate operations.

We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for sales worldwide of most products. Indirect sales channels include dealers and distributors. In the Americas, most of our sales are made through direct channels and over half our sales are through direct channels in Europe and Asia-Pacific.

Results of Operations

Three months ended December 31, 2002 compared to three months ended September 30, 2002

The following comparison is based on the adjusted results for the first fiscal quarter ended December 31, 2002 compared to the fourth fiscal quarter ended September 30, 2002, reported in millions of U.S. dollars, except per share amounts.

Revenue
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Sept 30 2002	Dec 31 2002	Sept 30 2002
Product	$90.9	4.5%	$86.9	63.6%	62.8%
Service	39.7	(1.4)%	40.3	27.8%	29.1%
Consumables	12.2	8.5%	11.2	8.5%	8.1%
	$142.8	3.1%	$138.4	100.0%	100.0%

Total revenue increased by 3.1% to $142.8 million for the 2003 first quarter from $138.4 million in the prior quarter. Higher product and consumables revenue and the positive currency impact from a stronger Euro offset by a slight decline in service revenue improved total revenue. The total foreign exchange impact on revenue from the Euro versus the U.S. dollar was approximately $0.5 million in the 2003 first quarter.

Product revenue increased by 4.5% to $90.9 million compared to $86.9 million in the 2002 fourth quarter with improvements in our European and Asia-Pacific economic regions and our OEM businesses partly offset by a reduction in sales in the Americas. This quarter, OEM revenue included revenues from our new production planning software group acquired from ScenicSoft, Inc. ("ScenicSoft"). Service revenue decreased 1.4% to $39.7 million from $40.3 million in the prior quarter. Most of the reduction was recorded in the Americas as a result of increased rebates paid to customers during the first quarter. Consumables revenue improved 8.5% to $12.2 million compared to $11.2 million in the 2002 fourth quarter due to agency commissions received from plate consumables sold with equipment this quarter.

Gross profit and gross margin
	Three months ended
	Dec 31 2002	Change	Sept 30 2002
Gross profit	$63.1	3.0%	$61.2
Gross margin	44.2%	-	44.2%

Gross profit increased by 3.0% to $63.1 million in the 2003 first quarter from $61.2 million in the 2002 fourth quarter. The increase in gross profit resulted primarily from the increase in total revenue. Gross margins remained stable at 44.2%.

Operating expenses, net
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Sept 30 2002	Dec 31 2002	Sept 30 2002
Research and development, net	$18.7	0.1%	$18.7	13.1%	13.5%
Sales and marketing	25.4	0.0%	25.5	17.8%	18.4%
General and administration	17.4	12.1%	15.5	12.2%	11.2%
	$61.5	3.0%	$59.7	43.1%	43.1%

Net operating expenses (excluding other income) increased by 3.0% to $61.5 million this quarter compared to $59.7 million in the 2002 fourth quarter. Overall research and development and sales and marketing expenses were stable and general and administration expenses increased sequentially. Incremental expenses from the integration of the production planning software group acquired from ScenicSoft and the first quarter of amortization for the Company's new enterprise, resource and planning ("ERP") system are included in net operating expenses this quarter.

Net research and development expenses of $18.7 million for the 2003 first quarter were consistent with the last quarter. An increased level of research and development activity this quarter was offset by additional project funding compared to last quarter.

Sales and marketing expenses were stable at $25.4 million from $25.5 million incurred in the 2002 fourth quarter. Incremental sales and marketing expenses from the ScenicSoft acquisition offset reduced expenses in our American operations.

General and administration expenses increased by 12.1% to $17.4 million for the 2003 first quarter compared to $15.5 million in the last quarter. General and administration expenses were sequentially higher this quarter owing to reduced amortization for the Company's ERP systems in the 2002 fourth quarter. Increased provisions for doubtful accounts and higher general administrative costs also increased the sequential general and administration expenses. General and administrative expenses in the 2003 first quarter were comparable with those recorded in the 2002 third quarter; the 2002 fourth quarter reflected particularly low expenses as noted above.

Other income
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Sept 30 2002	Dec 31 2002	Sept 30 2002
Other income	$(1.5)	(22.7) %	$(2.0)	(1.1) %	(1.4) %

Other income relates mainly to interest income and expense, and gains and losses on foreign currency transactions and other financial charges. Other income of $1.5 million in the 2003 first quarter included $0.8 million of interest income earned on the loan advanced to Printcafe Software, Inc. ("Printcafe") while the remaining balance related to net foreign exchange gains and other income.

Income tax

The Company's effective tax rate was 22% for the 2003 first quarter as compared to 20% in the 2002 fourth quarter. The increase in our effective tax rate is due to a greater percentage of income generated in higher tax jurisdictions.

Adjusted earnings

Adjusted earnings for the 2003 first quarter decreased by $0.4 million to $2.4 million (after tax) compared to $2.8 million (after tax) in the 2002 fourth quarter. This decrease is primarily attributable to the following factors: higher total operating expenses mainly due to the amortization of the ERP systems, higher general administrative costs, and a reduction in other income.

Adjusted earnings per share

The weighted average number of shares used to calculate adjusted earnings (loss) per share is as follows:
	Three months ended		Three months ended
	December 31		September 30
	2002	2001	2002
Adjusted earnings (loss)	$2,419,000	$(2,347,000)	$2,847,000
Basic shares outstanding	49,747,978	49,175,263	49,747,786
Plus: dilutive securities	519,819		42,396
Dilutive shares outstanding	50,267,797	49,175,263	49,790,182
Basic earnings (loss) per share	$0.05	$(0.05)	$0.06
Diluted earnings (loss) per share	$0.05	$(0.05)	$0.06

Dilutive securities include 489,596 shares that would have to be delivered on conversion of the promissory note issued in connection with the acquisition of Scenicsoft.

Creo Inc.

Statements of Adjusted Earnings (Loss)

(In millions of U.S. dollars except per share amounts)
	Three months ended		Three months ended
	December 31		September 30
	2002	2001	2002
	(unaudited)	(unaudited)	(unaudited)
Revenue	$142.8	$139.5	$138.4
Cost of sales	79.7	81.7	77.2
Gross profit	63.1	57.8	61.2
Research and development, net	18.7	19.6	18.7
Sales and marketing	25.4	24.6	25.5
General and administration	17.4	17.2	15.5
Other income	(1.5)	(0.7)	(2.0)
Adjusted operating income (loss)	3.1	(2.9)	3.5
Income tax expense (recovery)	0.7	(0.6)	0.7
Adjusted earnings (loss)	2.4	(2.3)	2.8

Adjusted earnings (loss) per share - basic	$0.05	$(0.05)	$0.06
Adjusted earnings (loss) per share - diluted	$0.05	$(0.05)	$0.06

Reconciliation to Canadian GAAP income (loss)

Adjusted earnings (loss)	$2.4	$(2.3)	$2.8
Restructuring	-	(3.3)	(0.9)
Business integration costs	(0.2)	-	(0.2)
Intangible assets amortization	(0.5)	-	(0.1)
Equity loss on investments	(0.4)	-	(1.7)
Royalty arrangement	-	-	0.3
Tax related to reconciling items	0.2	0.6	0.4
Income (loss) under Canadian GAAP	$1.5	$(5.0)	$0.6
Income (loss) per share - Basic, Canadian GAAP	$0.03	$(0.10)	$0.01
Income (loss) per share - Basic, U.S. GAAP	$0.02	$(0.31)	$-
Income (loss) per share - Diluted, Canadian GAAP	$0.03	$(0.10)	$0.01
Income (loss) per share - Diluted, U.S. GAAP	$0.02	$(0.31)	$-

Results of Operations

Three months ended December 31, 2002 compared to the same period in the prior year

The following analysis is based on operating results for the three months ended December 31, 2002 compared to the same respective period in the preceding year as reported under Canadian GAAP.

Revenue
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Dec 31 2001	Dec 31 2002	Dec 31 2001
Product	$90.9	4.3%	$87.1	63.6%	62.4%
Service	39.7	(3.7)%	41.3	27.8%	29.6%
Consumables	12.2	9.5%	11.1	8.5%	8.0%
	$142.8	2.3%	$139.5	100.0%	100.0%

Total revenue increased by 2.3% to $142.8 million for the 2003 first quarter from $139.5 million in the 2002 first quarter. Total revenue improved as a result of higher product and consumables revenue and a positive currency impact from the strengthening Euro partially offset by lower service revenue.

Revenue by economic region
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Dec 31 2001	Dec 31 2002	Dec 31 2001
Americas	$56.1	3.0%	$54.5	39.3%	39.1%
EMEA	49.6	5.6%	47.0	34.7%	33.7%
Asia-Pacific	17.0	(9.2)%	18.7	11.9%	13.4%
OEM and Other	20.1	4.0%	19.3	14.1%	13.8%
	$142.8	2.4%	$139.5	100.0%	100.0%

The Americas

Revenue in the Americas economic region increased by 3.0% to $56.1 million for the 2003 first quarter from $54.5 million in the 2002 first quarter. This increase is attributable to more product revenue in the 2003 first quarter, partially offset by lower service revenue compared to the prior year.

Europe, Middle East and Africa (EMEA)

Revenue in the EMEA economic region increased by 5.6% to $49.6 million for the 2003 first quarter from $47.0 million in the 2002 first quarter. The currency impact of the strengthened Euro compared to the U.S. dollar offset the reduction in revenue in Euros for the European region this quarter compared to last year.

Asia-Pacific (including Japan)

Revenue in the Asia-Pacific economic region decreased by 9.2% to $17.0 million for the 2003 first quarter from $18.7 million in the 2002 first quarter. The comparatively lower revenue this quarter reflects an exceptional quarter for product revenue in this region in the 2002 first quarter. Service and consumables revenue were stable year over year.

OEM and Other

Revenue in the OEM and Other segment increased by 4.0% to $20.1 million for the 2003 first quarter from $19.3 million in the 2002 first quarter. Strong OEM sales, particularly of color servers for Xerox digital printers and revenue from the newly acquired ScenicSoft business contributed to an increase in OEM and Other revenue.

Gross profit and gross margin
	Three months ended
	Dec 31 2002	Change	Dec 31 2001
Gross profit	$63.1	9.1%	$57.8
Gross margin	44.2%	6.6%	41.4%

Gross profit increased by 9.1% to $63.1 million in the 2003 first quarter from $57.8 million in the same quarter last year. Gross profit improved due to higher sales volume and the Company-wide cost savings initiatives in fiscal 2002, which included cash compensation reductions. Gross margins increased to 44.2% this quarter from 41.4% in the 2002 first quarter. Gross margins improved due to product mix and an increase in service margins as a result of the Company-wide cost savings initiatives.

Operating expenses, net
	Three months ended			Percentage of total revenue
	Dec 31 2002	Change	Dec 31 2001	Dec 31 2002	Dec 31 2001
Research and development, net	$18.7	(4.5)%	$19.6	13.1%	14.0%
Sales and marketing	25.4	3.6%	24.6	17.8%	17.6%
General and administration	17.4	0.8%	17.2	12.2%	12.3%
	$61.5	0.2%	$61.4	43.1%	44.0%

Total net operating costs (excluding other income) were stable at $61.5 million in the 2003 first quarter compared to $61.4 million in the 2002 first quarter. As a percentage of revenue net operating expenses (excluding other income) decreased compared to the same period last year.

Net research and development expenses for the three months ended December 31, 2002 were $18.7 million down 4.5% from $19.6 million in the first quarter of the previous year. These savings were as a result of decreased materials expense from our research and development projects and an increase in outside funding of our research and development activities.

Sales and marketing expenses for the three months ended December 31, 2002 increased by 3.6% to $25.4 million compared to $24.6 million in the same period in the prior year. Higher sales activity commensurate with improved revenues resulted in increased sales commissions, associated personnel expenses, and freight costs.

General and administration expenses for the three months ended December 31, 2002 were constant at $17.4 million compared to $17.2 million in the same period in the prior year. Reductions in consulting and contract services and lower amortization offset increased provisions for doubtful accounts and other administration costs for the three months ended December 31, 2002.

Other income
	Three months ended			Percentage of total revenue
	Dec 31		Dec 31	Dec 31	Dec 31
	2002	Change	2001	2002	2001
Other income	$(1.5)	131.8%	$(0.7)	(1.1) %	(0.5) %

Other income relates mainly to interest income and expense, and gains and losses on foreign currency transactions and other financial charges. Other income of $1.5 million for the three months ended December 31, 2002 increased due to $0.8 million of interest income earned on the loan advanced to Printcafe.

Other charges
	Three months ended
	Dec 31 2002	Dec 31 2001
Restructuring	$-	$3.3
Business integration costs	0.2	-
Intangible assets amortization	0.5	-
Equity loss on investments	0.4	-

Restructuring costs recorded in the three-month period ended December 31, 2001 represented severance charges for approximately 260 employees relating to the consolidation of our North American operations. There was no corresponding expense in the three month period ended December 31, 2002.

Business integration costs for the three-month period ended December 31, 2002 of $0.2 million relate to costs associated with the global ERP system currently being implemented in the Company.

Intangible assets amortization for the three-month period ended December 31, 2002 was $0.5 million. The increase in the three-month period as compared to the prior year was a result the amortization of the intellectual property acquired from TDI Systems, Inc. late in the 2002 first quarter and the recent acquisition of ScenicSoft during the 2003 first quarter.

Equity loss on investments results from the accounting of our investment in Printcafe under the equity method effective January 2, 2002. As a result, we are required to record a proportionate share of Printcafe's earnings or losses as equity income or loss.

Income tax

A tax expense of $0.5 million was recorded for the three-months ended December 31, 2002, compared to a tax recovery of $1.2 million for the same period last year. The tax expense $0.5 million was a result of income before taxes of $2.4 million for the three-months ended December 31, 2002. The tax recovery of $1.2 million was a result of a loss before taxes of $6.2 million for the same period last year.

Financial Condition

Accounts receivable as at December 31, 2002 was $131.4 million as compared to $118.0 million as at September 30, 2002 and $125.2 million as at December 31, 2001. In comparison to the prior quarter, the increase in accounts receivable is primarily due to timing of shipments for which revenue has been deferred pending customer acceptance. A foreign exchange impact of $3.0 million from the strengthening Euro also increased accounts receivable in this quarter. The increase in accounts receivable in comparison to the same quarter in fiscal 2002 is primarily due to increased sales volumes and the strength of the Euro in late 2002 versus 2001. Days sales outstanding or "DSO" calculation is 83 days versus 77 days in the prior quarter and 81 days in the same period last year.

This quarter approximately $18.5 million was reclassified to other receivables from other assets to reflect the current nature of the outstanding promissory note due to Creo on April 4, 2003 from Scitex Corporation Ltd. ("Scitex") as a result of the April 4, 2000 acquisition of the Scitex prepress business.

Inventories, as at December 31, 2002 were $93.6 million as compared to $91.8 million as at September 30, 2002 and $93.6 million as at December 31, 2001. Inventory levels compared to the same quarter in fiscal 2002 are relative consistent. In comparison to the 2002 fourth quarter, inventory levels increased due to the foreign exchange impact of strengthening Euro.

Liquidity and capital resources

As at December 31, 2002, Creo had $150.2 million in working capital, $69.9 million in cash and cash equivalents and $16.7 million in short-term debt as compared to $141.1 million working capital, $70.7 million in cash and cash equivalents, and $16.4 million in short-term debt at September 30, 2002. We had $144.8 million in working capital, $57.6 million in cash and cash equivalents and $17.5 million in short-term debt as at December 31, 2001.

Cash from operations in the 2003 first quarter was $7.2 million compared to $14.4 million in the prior quarter and $3.0 million in 2002 first quarter. The decrease in cash from operations compared to the prior quarter is due primarily to changes in working capital. The increase in cash from operations compared to the same quarter in the prior year is due to improved operating income and changes in working capital.

Cash used in investing increased to $9.6 million compared to $5.5 million in the prior quarter and $4.9 million in the first quarter of 2002. The increase in cash used in investing for the current quarter compared to the prior quarter and to the same quarter in the prior year is due to $4.7 million in cash paid as part of the ScenicSoft acquisition.

Cash provided by financing was $0.9 million this quarter compared to cash used in financing of $2.5 million in the prior quarter and cash provided by financing of $1.2 million in the same period in the prior year. The reduction this quarter was due to fewer shares issued from option exercises in this quarter and the repayment of $2.5 million in short-tem debt in Creo Japan, Inc. made in the fourth quarter of 2002.

Commitments

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade relating to grants received for research and development. Subsequent to the quarter-end, we repaid approximately $2.1 million of these royalties.

In September 2002, we entered into a cross-currency interest rate swap ("swap") agreement related to this long-term liability. The purpose of the swap was to convert the long-term liability denominated in Israeli shekels, bearing interest at 4% linked to the Israeli consumer index, into an obligation denominated in U.S. dollars, bearing interest at LIBOR less approximately 40 basis points. Under Canadian GAAP, the swap is treated as a hedge.

On January 22, 2003, Creo entered into an agreement to acquire approximately 2.6 million shares of Printcafe common stock at a purchase price of $1.30 per share. On completion of the purchase, Creo's ownership interest in Printcafe will increase to approximately 55%.

Share capital

As at December 31, 2002, Creo had 49,747,978 common shares and 9,032,050 options outstanding. The weighted average number of shares used to calculate the income (loss) per share amounts is as follows:
	Three months ended
	December 31
	2002	2001

Diluted - Canadian GAAP

Net income (loss)	$1,513,000	$(4,994,000)
Basic shares outstanding	49,747,978	49,175,263
Plus: dilutive securities	519,819	-
Dilutive shares outstanding	50,267,797	49,175,263

Basic income (loss) per share	$0.03	$(0.10)
Diluted income (loss) per share	$0.03	$(0.10)

Diluted - U.S. GAAP

Net income (loss)	$1,137,000	$(15,434,000)
Basic shares outstanding	49,747,978	49,175,263
Plus: dilutive securities	519,819	-
Dilutive shares outstanding	50,267,797	49,175,263

Basic income (loss) per share	$0.02	$(0.31)
Diluted income (loss) per share	$0.02	$(0.31)

Dilutive securities include 489,596 shares that would have to be delivered on conversion of the promissory note issued in connection with the acquisition of Scenicsoft.

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31 2002 (unaudited)	September 30 2002 (unaudited)	December 31 2001 (unaudited)

Assets

Current assets
Cash and cash equivalents	$69,943	$70,671	$57,578
Accounts receivable	131,389	117,989	125,176
Other receivables	48,587	30,974	28,851
Inventories	93,600	91,799	93,569
Income taxes receivable	5,031	5,073	-
Future income taxes	13,945	16,919	12,995
	362,495	333,425	318,169
Investments	11,063	11,625	-
Capital assets, net	110,585	109,939	111,153
Intangible assets, net	13,375	1,791	2,100
Other assets	4,554	22,341	22,251
Future income taxes	23,120	16,084	14,779
	$525,192	$495,205	$468,452
Liabilities

Current liabilities
Short-term debt	$16,688	$16,440	$17,516
Accounts payable	60,649	54,505	56,138
Accrued and other liabilities	68,546	66,726	57,818
Income taxes payable	-	-	439
Future income taxes	3,413	1,200	1,065
Deferred revenue and credits	62,982	53,441	40,442
	212,278	192,312	173,418
Long-term liabilities	15,082	14,136	-
Future income taxes	5,863	4,812	2,541
	233,223	211,260	175,959
Shareholders' Equity

Share capital	696,193	696,193	693,164
Contributed surplus (note 2)	5,868	2,060	2,060
Cumulative translation adjustment	7,128	4,425	(3,306)
Deficit	(417,220)	(418,733)	(399,425)
Total shareholders' equity	291,969	283,945	292,493
	$525,192	$495,205	$468,452

See Notes to Consolidated Financial Statements

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars except per share amounts)

	Three months ended
	December 31
	2002	2001
	(unaudited)	(unaudited)

Revenue
Product	$90,843	$87,106
Service	39,741	41,268
Consumables	12,192	11,135
	142,776	139,509
Cost of sales	79,722	81,726
Gross profit	63,054	57,783

Research and development, net	18,707	19,592
Sales and marketing	25,440	24,567
General and administration	17,352	17,213
Other income	(1,546)	(667)
Restructuring	-	3,287
Operating income (loss) before undernoted items	3,101	(6,209)
Business integration costs	213	-
Intangible assets amortization	537	-
Income (loss) before income taxes	2,351	(6,209)
Income tax expense (recovery)	463	(1,215)
Equity loss	375	-
Net income (loss)	$1,513	$(4,994)

Income (loss) per common share
Basic and diluted, Canadian GAAP	$0.03	$(0.10)
Basic and diluted, U.S. GAAP	$0.02	$(0.31)

Deficit, beginning of period	$(418,733)	$(394,431)
Net income (loss)	1,513	(4,994)
Deficit, end of period	$(417,220)	$(399,425)

See Notes to Consolidated Financial Statements

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Three months ended
	December 31
	2002	2001
	(unaudited)	(unaudited)

Cash provided by (used in) operations:
Net income (loss)	$1,513	$(4,994)
Items not affecting cash:
Amortization	5,933	5,090
Equity loss	375	-
Future income taxes	(3,018)	(3,261)
Other	(1,716)	(1,633)
	3,087	(4,798)
Changes in non-cash working capital:
Accounts receivable	(9,805)	14,428
Other receivables	1,414	(1,904)
Inventories	(584)	5,227
Accounts payable	5,549	(3,784)
Accrued and other liabilities	(66)	3,235
Income taxes	(208)	(1,847)
Deferred revenue and credits	7,802	(7,576)
	4,102	7,779
	7,189	2,981
Cash used in investing:
Purchase of intangible assets	-	(2,100)
Acquisition, net of cash acquired	(4,700)	-
Purchase of capital assets	(4,748)	(4,750)
Proceeds from sale of capital assets	299	270
Other	(410)	1,656
	(9,559)	(4,924)
Cash provided by financing:
Proceeds from shares issued	-	1,209
Increase in long-term liabilities	904	-
	904	1,209
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	738	(1,929)
Decrease in cash and cash equivalents	(728)	(2,663)
Cash and cash equivalents, beginning of period	70,671	60,241
Cash and cash equivalents, end of period
	$69,943	$57,578

Supplementary information:
Taxes paid	$308	$1,778
Interest paid	$44	$51
Non-cash transactions:
Convertible note issued for acquisition	$3,808	$-

See Notes to Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements

(Amounts in thousands of U.S. dollars)

1. Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2002 Annual Report has not been included. The accompanying financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended September 30, 2002, except as described in notes 2 and 3 appearing below. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.
  Acquisition

  On October 1, 2002, the Company adopted, on a prospective basis, the standard for accounting for goodwill and other intangible assets in section 3062 of the Canadian Institute of Chartered Accountants Handbook ("HB 3062"). Under the new standard, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment annually. Intangible assets with definite lives are amortized over their estimated useful lives.

  On October 24, 2002, the Company acquired 100% of the outstanding common shares of ScenicSoft, Inc. (subsequently renamed Creo Seattle, Inc., "Creo Seattle"). Creo Seattle develops and markets software for the publishing and printing industries and is headquartered in Lynnwood, Washington, U.S. The results of Creo Seattle have been included in the consolidated financial statements since the acquisition date.

  The purchase price of $9,466 consisted of cash, convertible promissory notes and assumption of liabilities. $4,000 of the purchase price is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The convertible promissory notes have been recorded as part of contributed surplus. The Company may convert the notes into common shares of the Company at the average closing price of the Company's common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.

  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:
As at October 24, 2002:
Current assets	$1,165
Capital assets, net	462
Other assets	37
Intangible assets	12,091
Total assets acquired	13,755
Current liabilities	2,505
Long-term liabilities	1,976
Total liabilities assumed	4,481
Net assets acquired	$9,274

  The Company obtained third-party valuations and assigned the purchase price to its acquired intangible assets as follows:
Acquired technology	$10,944
Trademarks	519
Customer database	628
$12,091

  All of the intangible assets are subject to amortization and are being amortized over five years.

  Stock-based compensation

  Effective October 1, 2002, the Company adopted, on a prospective basis, the standards for accounting for stock-based compensation in section 3870 of the Canadian Institute of Chartered Accountants Handbook ("HB 3870"). Under this new standard the Company has applied the intrinsic value method for accounting for stock-based compensation.

  During the three months ended December 31, 2002, 65,649 stock options were granted to employees of the Company. No compensation cost has been recognized for such grants of options as the exercise price is equal to the market price on the date of the grant. If compensation cost for the Company's employee stock options issued since the beginning of the fiscal year had been determined using the fair value method of accounting for stock-based compensation, the Company's net income for the three months ended December 31, 2002 would have been decreased by $22 or $nil per share.

  The following weighted average assumptions would have been applied to the Black-Scholes option pricing model at the date of the grants: nil dividend yield, risk-free interest rate of 3.96%, expected option life of five years and expected volatility of 55%.

  Segmented Information

  During the year ended September 30, 2002 the Company changed its segmented reporting to reflect the way management evaluates operating performance. This change resulted from the restructuring of the Company's business during 2002. In fiscal 2003, the European region ("EMEA") also includes financial results from the Middle East and Africa which were previously included in OEM and Other. This change has been reflected in the prior year segmented disclosure.

  The following table presents the Company's results by segment:

Three months ended December 31, 2002 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$56,115	$49,586	$17,038	$20,037	$142,776
Segment contribution	10,839	9,792	1,988	(21,064)	1,555
Reconciliation to net income:
Segment contribution					$1,555
Financial income					1,546
Other					(1,125)
Income tax recovery					(463)
Net income					$1,513

Three months ended December 31, 2001 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$54,492	$46,978	$18,758	$19,281	$139,509
Segment contribution	10,057	9,693	5,618	(28,957)	(3,589)
Reconciliation to net loss:
Segment contribution					$(3,589)
Financial income					667
Other					(3,287)
Income tax recovery					1,215
Net loss					$(4,994)

  Differences between Canadian and United States accounting principles and practices

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

  Under U.S. GAAP, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25," "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized.

  The effect of these differences is as follows:

	Three months ended December 31

	2002	2001
	(unaudited)	(unaudited)

Net income (loss) under Canadian GAAP	$1,513	$(4,994)
Stock option compensation	(376)	(10,440)
Net income (loss) under U.S. GAAP	$1,137	$(15,434)

  Subsequent Event

On January 22, 2003 the Company entered into an agreement to acquire approximately 2.6 million shares of Printcafe Software, Inc. ("Printcafe") common stock at a purchase price of $1.30 per share. On completion of the purchase, the Company's ownership interest in Printcafe will increase to approximately 55%.

Forward-looking information

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Corporate Information

Founded in 1983, Creo Inc. (NASDAQ: CREO; TSX: CRE) is a global company with key strengths in imaging and software technology. Based in Vancouver, Canada, Creo has sales, distribution and regional support centers in the U.S., Belgium, Hong Kong, and Japan, as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

Creo is the leading developer, manufacturer, and distributor of digital solutions for the graphic arts industry. Creo manufactures more than 300 products, including computer-to-plate and computer-to-film devices; inkjet and halftone digital proofers; workflow management tools; color and copydot scanning systems; desktop software; variable information workflow systems; and professional digital camerabacks. We are also an OEM supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

As the primary agent of change in the industry, Creo is helping customers adopt completely digital production methods, which reduce costs, increase print quality, and allow them to succeed in an increasingly demanding business environment.

To learn more about Creo and to view the latest news releases, please visit our web site at www.creo.com. For additional financial and company information contact Creo investor relations at:

Creo Investor Relations

3700 Gilmore Way

Burnaby, British Columbia

V5G 4M1, Canada

T: +1.60.451.2700

F: +1.604.437.9891

IR@creo.com

www.creo.com/investors

Contact our transfer agent, Computershare Trust Company of Canada, for answers to shareholder inquiries at:

Stock and Bond Transfer Department

510 Burrard Street

Vancouver, British Columbia

V6C 3B9, Canada

T: +1.604.661.9400

F: +1.604.661.1548
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

/s/ Mark Dance

_______________________________

Mark Dance, Chief Financial Officer

and Chief Operating Officer

Date: February 18, 2003